Filed Pursuant to Rule 433
Registration No. 333-207578
May 23, 2017

Pricing Term Sheet

US$3,000,000,000

Canadian Natural Resources Limited

US$1,000,000,000 2.950% Notes due 2023 (the “2023 Notes”)
US$1,250,000,000 3.850% Notes due 2027 (the “2027 Notes”)

US$750,000,000 4.950% Notes due 2047 (the “2047 Notes”)

The following information supplements (or supersedes, to the extent that it is inconsistent therewith) the Preliminary Prospectus Supplement dated May 23, 2017 relating to the below described securities (the “Preliminary Prospectus Supplement”).  Capitalized terms used but not defined in this pricing term sheet shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Canadian Natural Resources Limited (“CNRL” or the “Issuer”)
Trade Date:	May 23, 2017
Settlement Date:	May 30, 2017 (T+4)

	2023 Notes	2027 Notes	2047 Notes
Issue of Securities:	2.950% Notes due 2023	3.850% Notes due 2027	4.950% Notes due 2047
Principal Amount:	US$1,000,000,000	US$1,250,000,000	US$750,000,000
Maturity Date:	January 15, 2023	June 1, 2027	June 1, 2047
Price to Public:	99.853%, plus accrued interest, if any, from May 30, 2017	99.696%, plus accrued interest, if any, from May 30, 2017	99.922%, plus accrued interest, if any, from May 30, 2017
Coupon:	2.950%	3.850%	4.950%
Interest Payment Dates:	January 15 and July 15 commencing January 15, 2018	June 1 and December 1 commencing December 1, 2017	June 1 and December 1 commencing December 1, 2017
Regular Record Dates:	January 1 and July 1	May 15 and November 15	May 15 and November 15
Yield to Maturity:	2.978%	3.887%	4.955%
Spread:	+115 basis points	+160 basis points	+200 basis points
Benchmark Treasury:	UST 1.875% due April 30, 2022	UST 2.375% due May 15, 2027	UST 3.000% due February 15, 2047
Treasury Yield/Price:	1.828% (100-07)	2.287% (100-25)	2.955% (100-28)
Make-Whole Call:	Prior to December 15, 2022 (the date one month prior to the Maturity Date), T+ 20 basis points	Prior to March 1, 2027 (the date three months prior to the Maturity Date), T+ 25 basis points	Prior to December 1, 2046 (the date six months prior to the Maturity Date), T+ 30 basis points
Call at Par:	On or after December 15, 2022 (the date one month prior to the Maturity Date)	On or after March 1, 2027 (the date three months prior to the Maturity Date)	On or after December 1, 2046 (the date six months prior to the Maturity Date)
CUSIP:	136385 AW1	136385 AX9	136385 AY7
ISIN:	US136385AW17	US136385AX99	US136385AY72

Special Mandatory Redemption:

In the event of a special mandatory redemption, the special mandatory redemption price will be equal to 101% of the aggregate principal amount of the notes plus accrued and unpaid interest to, but not including, the date of redemption

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
MUFG Securities Americas Inc.
TD Securities (USA) LLC

Co-Managers:	RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
BMO Capital Markets Corp.
CIBC World Markets Corp.
Mizuho Securities USA LLC
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC

Changes to the Preliminary Prospectus Supplement

On May 23, 2017, CNRL priced a Canadian offering of Cdn$1.8 billion of debt securities consisting of Cdn$900.0 million aggregate principal amount of 2.05% Medium Term Notes due June 1, 2020, Cdn$600.0 million aggregate principal amount of 3.42% Medium Term Notes due December 1, 2026 and Cdn$300.0 million aggregate principal amount of 4.85% Medium Term Notes due May 30 2047 (collectively, the “Canadian Notes”).  The Canadian Notes comprise a portion of the expected additional debt described under the heading “Recent Developments—Financing the Acquisitions,” “Use of Proceeds” and elsewhere in the Preliminary Prospectus Supplement.  CNRL intends to fund the Acquisitions with the net proceeds from the issuance of the 2023 Notes, the 2027 Notes and the 2047 Notes, the net proceeds from the issuance of the Canadian Notes, borrowings under the Term Loan Facility and the issuance of the Consideration Shares.  The Canadian Notes are being offered only by means of a prospectus in each of the provinces of Canada.  The offering of the Canadian Notes is not being made in the United States.  Conforming changes are made throughout the Preliminary Prospectus Supplement to reflect the issuance of the Canadian Notes.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

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